September 29, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Renalytix plc

Registration Statement on Form S-3; File No. 333-274733

Acceleration Request

Requested Date: Friday, September 29, 2023

Requested Time: 4:00 p.m. Eastern Time

Dear Sir or Madam:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-3 (File No. 333-274733) (the “Registration Statement”) to become effective on Friday, September 29, 2023, at 4:00 p.m. Eastern Time, or as soon thereafter as is practicable, or at such later time as the Registrant may orally request via telephone call to the staff (the “Staff”).

Once the Registration Statement has been declared effective, please orally confirm that event with Katie Kazem of Cooley LLP, counsel to the Registrant.

Very truly yours,

RENALYTIX PLC

By:	/s/ James McCullough
James McCullough
Chief Executive Officer